Demotech, Inc.

Form NRSRO – Annual Certification

March 2024

Exhibit 8

**Information Regarding Credit Analysts and
Credit Analyst Supervisors**

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207
www.demotech.com

Demotech, Inc.

Exhibit 8. Certain information regarding Demotech's credit analysts and credit analyst supervisors

Total number of analysts and analyst supervisors:

As of the date of this annual certification, Demotech employs three analysts including one analyst supervisor.

General description of the minimum qualifications required of the credit analysts and credit analyst supervisors:

The minimum requirements for an Analyst are:
- Bachelor's degree in an analytical field; and
- 0 to 5 years of relevant work-experience.

The minimum requirements for a Senior-Level Analyst are:
- Bachelor's degree in an analytical field;
- Typically have an advanced degree and/or professional designation in an applicable field; and
- At least 5 years of analytic work-experience in the insurance industry.

The minimum requirements for an analyst Supervisor are:
- Bachelor's degree in an analytical field;
- Advanced degree and/or professional designation in an applicable field; and
- At least 10 years of analytic work-experience in the insurance industry.